December 11, 2013

via E-mail

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Inuvo, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2012
Filed March 13, 2013
File No. 1-32442
Form 10-Q for the quarter ended September 30, 2013
Filed October 31, 2013
File No. 1-32442

Attention:	Larry Spirgel, Assistant Director Inessa Kessman, Senior Staff Accountant Terry French, Accounting Branch Chief

Ladies and Gentlemen:

On behalf of Inuvo, Inc., a Nevada corporation (“Inuvo” or the “Company”), we have set forth below Inuvo’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 26, 2013 with respect to the following filings:

Form 10-K for year ended December 31, 2012
Form 10-Q for the quarter ended September 30, 2013

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the response of the Company.

Form 10-K for the year ended December 31, 2012

Note 5 – Other Intangible Assets and Goodwill, page F-15

1. Disclose goodwill by segments in accordance with ASC 350-20-50-1. Tell us how your segment reorganization in 2012 and 2013 effected goodwill classification.

RESPONSE:  We note the Staff’s comment and will disclose goodwill by segment in future filings.

We apply ASC 350-20-35 paragraphs 45 through 46 in determining how segment reorganizations affect goodwill classification. Our segment reorganization in 2012 combined our existing lines of business into a newly formed Network segment and the lines of business acquired through our acquisition of Vertro, Inc. (“Vertro”) in March 2012 into a newly formed Applications segment. As such, all existing goodwill prior to the acquisition of Vertro was assigned to the Network segment and all goodwill recognized through the Vertro acquisition was assigned to the Applications segment.

In 2013, we renamed the segments. The Network segment was renamed the Partner Network and the Applications segment was renamed the Owned & Operated Network. A distinguishing fact between the two segments is that the Partner Network is monetized through a Yahoo! relationship and the Owned & Operated segment is monetized through a Google relationship. Our owned and operated websites have been branded under the name “ALOT” and monetized through Google as an expansion of the existing applications business. We launched the first ALOT owned and operated website during the third quarter of 2012. At the time of the segment renaming, we moved this website from the Partner Network segment to the Owned & Operated segment where all the ALOT branded applications and web properties reside.  Given this revenue stream was new and given there was no integration with, nor alignment between these properties and the Partner segment, we determined it was not necessary to reclassify goodwill as a result of the 2013 segment change.

2. We note that you have an intangible asset labeled “customer list, Google,” that has a carrying value of $8.8 million and is being amortized over 20 years. You also state on page 18 and 24 of your Form 10-Q for the   quarterly period ended June 30, 2013, that you had a decline in revenue as a result of policy changes made by Google and that your current contract with Google expires in January 2015. Given the significance of this intangible, in your footnotes and critical accounting policies, please disclose specific details about this intangible asset. Discuss why you believe amortizing this asset on a straight line basis over 20 years is appropriate. Also, discuss how you considered specific events or changes in circumstances that might indicate that the carrying amount of your asset(s) may not be recoverable. Provide us with your proposed disclosure.

RESPONSE:  We note the Staff’s comments and will add the following disclosure to our footnotes and critical accounting policies in future filings.

We allocate a portion of the purchase price of acquisitions to identifiable intangible assets and we amortize definite-lived assets over their estimated useful lives. We consider our indefinite lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

As a result of our acquisition of Vertro, Inc. (“Vertro”) in March 2012, we recognized an asset for the customer relationship with Google for $8.8 million and assigned it a useful life of 20 years. A primary reason for acquiring Vertro was its relationship with Google. Up to the time of the acquisition, we principally had access to the Yahoo! inventory of advertisements. Among the many valuable assets acquired in the Vertro transaction was this Google relationship and the access it provided to an enormous inventory of advertisements. In addition, we acquired the ALOT brand with its millions of users around the world. ALOT branded products are monetized through Google which historically has produced a better margin than monetization through Yahoo!.  In determining the useful life, we considered the strategic importance of Vertro’s strong relationship with Google. Vertro and its predecessor company had contracts and successful renewals with Google that date back to 2006. The most recent renewal was February 1, 2013, a year after the acquisition of Vertro. We expect the Company’s relationship with Google to continue through the 20 year amortization period and beyond.

At the time of the Vertro acquisition, we engaged a third party valuation service to determine the fair value of the acquired assets. At the close of the 2012 fiscal year we again engaged a third party valuation service to reassess the fair value of the acquired assets.

From time to time, both search marketplaces, Google and Yahoo! implement policy and/or marketplace changes. In January 2013, Google requested changes to our agreement that impacted marketing programs for one of our ALOT products, the Appbar, the result of which was a decline in the number of product installs. Since acquiring the ALOT brand in the Vertro acquisition, we have materially expanded the brand into a number of additional owned and operated website and application products. We expect products within the brand to ebb and flow as customer preferences change and Google adjusts its marketplace policies. At the close of 2012, we considered the Google change and its effect on the recoverability of the acquired intangible asset. We determined that the asset continued to be recoverable despite the short-term impact to the Appbar product. We made this determination in part because of the recent success of other ALOT-branded and Google monetized products and because of the marketing improvements associated with the original changes. Between websites and applications, the Company has launched more than 20 new ALOT branded products in 2013 and we expect to continue aggressively building out our Owned and Operated segment well into the future.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 2 – Basis of Presentation and Significant Accounting Policies, page 8

3. You state that during the first quarter of 2013 you received a grant from the state of Arkansas to relocate your corporate headquarters to Conway, Arkansas. You recognized the grant funds into income as a reduction of the related expense in the period in which those expenses are recognized. You also state that the grant contains certain requirements that would require you to repay a portion of the grant, up to but not to exceed the full amount of the grant. One of the requirements is to have at least 50 full-time equivalent, permanent positions in Arkansas within four years, and maintain that personnel level for another six years at a total average compensation of $90,000 per year. It appears based on our disclosure on page seven that as of September 30, 2013 you only had 28 employees located in Arkansas. Given that these funds require you to meet certain contingencies, tell us why you believe the grant has been realized. Tell us how you considered the guidance in ASC 450-30-25 or other relevant literature.

RESPONSE:

United States generally accepted accounting principles provide little guidance on the accounting for government grants to for-profit companies. In determining the accounting for our grant, we referred to general practices of government grants which have traditionally been guided by the AICPA issues paper, Accounting for Grants Received from Governments. These practices rely heavily on the economics of the grant agreement in determining the appropriate accounting treatment.

We believe the accounting treatment we have applied to the grant most closely aligns to the underlying economics of the agreement. The grant was offered to us by the state of Arkansas (the “State”) as an incentive to relocate our headquarters to Conway, Arkansas. The grant stipulates that the State has the ability to require a pro rata reimbursement of funds if we do not meet certain employment requirements, including those noted by the Staff. We have evaluated and continue to evaluate the likelihood of missing the employment targets set forth in our agreement with the State as a loss contingency under ASC 450-20 described further in the following paragraph. As of September 30, 2013, we have completed the move to Arkansas and the State has reimbursed us approximately $1,625,000 of the total $1,750,000 available under the grant. It should be noted that as of September 30, 2013 we had deferred the recognition of approximately $693,000 of grant funds received primarily related to the purchase of capitalized assets and prepaid rent.

The grant requires that during the first four years on each anniversary we employ a certain number of residents of the State until March 31, 2017 when the maximum of 50 must be attained. The first milestone, 26 employed residents by March 31, 2014 was exceeded by September 30, 2013 and currently we have 50% of the additional twelve employees required by March 31, 2015. We presently have 9 employees outside of the State. We expect to migrate these positions to in-State employees as operational needs require it. Our business plan and internal forecast calls for us to exceed each annual employment milestone. The grant additionally requires an average annual compensation of $90,000 per resident employee. The average annual compensation at September 30, 2013 was approximately $119,000. We will continue to monitor the grant and the grant requirements on a quarterly basis and will adjust if necessary.

We trust the foregoing sufficiently responds to the Staff’s comments. Should you have any questions, please contact me at 501-205-8397.

In addition, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Commission filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wallace Ruiz
Inuvo, Inc.
Chief Financial Officer